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SEC FILE NUMBER
0-24743

CUSIP NUMBER
119848 10 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Bell Microproducts Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1941 Ringwood Avenue

Address of Principal Executive Office (Street and Number)
San Jose, CA 95131

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
On November 3, 2006, the Audit Committee concluded that certain of the Company’s previously issued financial statements should no longer be relied upon and should be restated. The Company will be unable to file its Form 10-Q for the quarter ended September 30, 2006 within the prescribed period because the review of the matters surrounding this pending restatement is continuing and will not be completed in time to allow the Company to file such Form 10-Q in a timely manner.
The Company determined that the its historical financial statements contained a material error with respect to a 2004 acquisition of a foreign business and, in particular, the accounting treatment for the contingent consideration paid as part of the transaction. In fiscal years 2004 and 2005, the Company had inappropriately accounted for the contingent consideration as additional purchase price and recorded the related “earnout” payments as additional goodwill, while these amounts should have been correctly accounted for as compensation expense. The Company will be correcting this error in its financial statements and financial information for the third and fourth quarters of 2004, the first, second, third and fourth quarters of 2005, the first and second quarters of 2006 and annual periods ended December 31, 2004 and 2005 Further, the Company concluded there was an error in the Company’s accounting for social taxes in Brazil related to the July 2005 acquisition of its Brazilian subsidiary and the failure to further accrue a liability and recognize expense for such taxes subsequent to the July 2005 acquisition. The Company will be correcting this error in its financial statements and financial information for the third and fourth quarters of 2005, the annual period ended December 31, 2005 and the first and second quarters of 2006 to accrue certain employment tax expenses of its Brazilian subsidiary.
The Company has concluded that the misapplication of generally accepted accounting principles relating to the purchase accounting for acquisitions that led to these errors constitutes a material weakness in the Company’s internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
Also, the Company has concluded that its historical financial statements from 2000 to the second quarter of 2006 contained material errors due to an error in accounting for the foreign currency translation adjustments for the goodwill of a foreign subsidiary. The Company has subsequently concluded that the financial statements for all periods subsequent to fiscal 1999 should be restated to reflect the correct foreign currency translation accountings and that the control deficiency that led to the errors constitutes a material weakness in the Company’s internal control over financial reporting.
The Company is also evaluating whether a pervasive control deficiency exists within the Company’s control environment.
The Company’s Board of Directors and Audit Committee had jointly determined on November 3, 2006 that the Company will be required to restate its financial statements and financial information for the first, second, third and fourth quarters of 2005, the first and second quarter of 2006 and the annual period ended December 31, 2005 for a number or accounting errors.
The Company is also currently evaluating the manner in which it recorded foreign currency cash flows during prior reported periods from 2004 through the current quarter. Until this review is complete, the Company will not be able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2006. While the Company is diligently addressing these issues, it does not expect that the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2006 will be made within the time period specified in Rule 12b-25.
The Company’s inability to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2006 may give rise to circumstances that, with the passage of time, would result in a default under the Company’s debt instruments and de-listing on the Nasdaq Global Exchange. The Company is taking the necessary steps to address these potential consequences, including obtaining any necessary waivers.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James E. Illson, COO, President of Americas & CFO	408	451-9400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 8-K dated November 3, 2006 was not timely filed due to technical problems; a date adjustment has been requested.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes* ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
*	The Company’s Audit Committee, in consultation with PricewaterhouseCoopers LLP, has determined that the Company’s financial statements for all affected prior periods will require restatement. The Company is continuing its review but has not yet made a final determination of the impact of the accounting change for such prior periods.

Bell Microproducts Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ James E. Illson

James E. Illson, COO, President of Americas & CFO
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).